EXHIBIT 99.1

Stantec awarded global architect-engineer services contract by the United States Agency for International Development

Contract to support infrastructure programs that drive sustainable economic growth, expand education, enhance food security, protect the environment, and address health challenges in USAID partner countries

EDMONTON, Alberta and NEW YORK and WASHINGTON, Sept. 21, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by the United States Agency for International Development (USAID) to provide global architect-engineer (A/E) services through a five-year, US$800 million multiple-award task order contract. Services under this agreement include planning, design, rehabilitation, and construction supervision for the development of schools, health facilities, and energy, water, sanitation, agriculture, and transportation-related infrastructure. The federal agency leads international development and humanitarian efforts to save lives, reduce poverty, strengthen democratic governance, and help people progress beyond assistance.

“Stantec has supported USAID for over 20 years in its mission to drive global development and prosperity, an objective that resonates with Stantec’s own commitment to addressing sustainable development around the globe,” said Loren Labovitch, vice president of Stantec’s US International Development team. “This contract will give us an opportunity to further expand our support to USAID by helping the agency and their partner countries build and enhance critical infrastructure that communities rely on for sustainable economic growth.”

This work will support several USAID cross-cutting initiatives designed to help developing countries pursue less carbon intensive development, adapt to the impacts of climate change, and advance gender and social inclusion. Stantec will work closely with USAID and its partners to design and implement infrastructure interventions that incorporate appropriate climate risk mitigation measures, optimize the use of clean energy and energy efficient technologies, promote nature-based solutions where feasible, enable equitable access to project benefits, and improve women’s economic and workforce development opportunities.

Stantec’s International Development team, based in Washington D.C., will provide oversight of the contract and management of the subsequent task orders. The contract is USAID’s primary mechanism to procure infrastructure planning, design, and construction supervision services across a range of development sectors worldwide. Stantec has a long history of successful project delivery for USAID, including full life-cycle A/E projects. Recent experience includes supporting USAID-funded energy projects in Jordan, Nepal, and Vietnam and water and sanitation projects in sub-Saharan Africa, including the design of the first city-wide sustainable sanitation facility in Kenya.

Stantec is ranked as one of the top international design firms by Engineering News-Record. Stantec has planned, designed, and managed construction of thousands of A/E programs, from small-scale studies to large-scale programs, using state-of-the-art and innovative technologies, tools, and methods, with a particular focus on socially inclusive and climate-sensitive solutions.

Find out more about Stantec’s International Development team here.

Note: The revenue and backlog from this contract are expected to be recognized over the five-year term.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the services described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the services described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the services referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

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